EXHIBIT 99.1

For Immediate Release 21-5-TR	Date:	January 29, 2021

Teck’s Q4 2020 Financial Results and Investors’ Conference Call

February 18, 2021

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its fourth quarter 2020 earnings results on Thursday, February 18, 2021 before market open.

The company will hold an investor conference call to discuss the fourth quarter 2020 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Thursday, February 18, 2021. The conference call dial-in is 416.340.2217 or toll free 800.806.5484, quote 7310165 if requested. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

The recording of the live audio webcast will be available from 10:00 a.m. Pacific time February 18, 2021 on Teck’s website at www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com